[redacted]

08027353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 120585 |

65318

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Ivy Capital Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Paragon Drive
(No. and Street)

Montvale, (City) NJ (State) 07645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Nafash 201-476-7805
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 1 7 2008

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre, Gitto & Company
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street, Ridgewood, NJ 07450
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

FEB 2 7 2008

Washington, DC
110

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SD 3/14/08

**Oath or Affirmation**

I, Raymond M. Nafash, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Ivy Capital Markets, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CHIEF FINANCIAL OFFICER

Title

Subscribed and sworn
to before me this
27 day of Feb 2008

Michelle E. Gaeta

Notary Public

MICHELLE E. GAETA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES DEC. 20,2011

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

This report contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of financial condition.
- [X] (c) Statement of income (loss).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

# First Ivy Capital Markets, LLC

## Financial Statements

## December 31, 2007 and 2006

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
(201) 652-4040
FAX: (201) 652-0401

February 26, 2008

**Independent Auditor's Report**

To the Member of
First Ivy Capital Markets, LLC
Montvale, NJ 07645

We have audited the accompanying statements of financial condition of First Ivy Capital Markets, LLC (the "Company") as of December 31, 2007 and 2006, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Ivy Capital Markets, LLC as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Becher, Della Torre, Gitto + Company

First Ivy Capital Markets, LLC
Statements of Financial Condition
December 31,

| | 2007 | 2006 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash | $ 48,891 | $ 20,294 |
| Prepaid expenses | 4,987 | 400 |
| Total current assets | 53,878 | 20,694 |
| Total assets | $ 53,878 | $ 20,694 |
| **Liabilities and Member's Equity** | | |
| Current liabilities | | |
| Accounts payable | $ 2,550 | $ 8,625 |
| Accrued expenses | 4,750 | 250 |
| Total current liabilities | 7,300 | 8,875 |
| Total liabilities | 7,300 | 8,875 |
| Member's equity | | |
| Class A membership interests (1,000,000 authorized, 100 issued) | - | 11,819 |
| Class B membership interests (1,000,000 authorized, 100 issued) | 46,578 | - |
| Class C membership interests (100,000 authorized, 0 issued) | - | - |
| Total member's equity | 46,578 | 11,819 |
| Total liabilities and member's equity | $ 53,878 | $ 20,694 |

The accompanying notes are an integral part of the financial statements.

First Ivy Capital Markets, LLC
Statements of Income
For the years ended December 31,

| | 2007 | 2006 |
|---|---|---|
| Revenue | | |
| Private Placement Fee Revenue | $ 62,500 | $ - |
| Other Income | 35,000 | 25,000 |
| Total revenue | 97,500 | 25,000 |
| Operating expenses | | |
| Accounting Fees | 9,392 | 7,875 |
| Rent Expense | 6,000 | 6,000 |
| Payroll Reimbursement | 5,125 | 6,837 |
| Legal Fees | 4,500 | 2,095 |
| Licenses & Fees | 1,585 | 6,910 |
| Business Insurance | 534 | 534 |
| Dues & Subscriptions | 524 | - |
| Express Mail | 81 | 331 |
| Bank Charges | - | 123 |
| Total operating expenses | 27,741 | 30,705 |
| Income (loss) from operations | 69,759 | (5,705) |
| Other income | | |
| Interest Income | - | 3 |
| Net income (loss) | $ 69,759 | $ (5,702) |

The accompanying notes are an integral part of the financial statements.

First Ivy Capital Markets, LLC
Statements of Changes in Member's Equity
For the years ended December 31,

| | 2007 | 2006 |
|---|---|---|
| Beginning members' equity | $ 11,819 | $ 17,521 |
| Net income (loss) | 69,759 | (5,702) |
| Capital contributions | 10,000 | - |
| Distributions | (45,000) | - |
| Ending member's equity | $ 46,578 | $ 11,819 |

The accompanying notes are an integral part of the financial statements.

First Ivy Capital Markets, LLC
Statements of Cash Flows
For the years ended December 31,

| | 2007 | 2006 |
|---|---|---|
| Cash flows from operating activities | | |
| Net income (loss) | $ 69,759 | $ (5,702) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities | | |
| Prepaid expenses | (4,587) | 275 |
| Accounts payable | (6,075) | 6,800 |
| Accrued expenses | 4,500 | - |
| Total adjustments | (6,162) | 7,075 |
| Net cash provided by operating activities | 63,597 | 1,373 |
| Cash flows from investing activities | - | - |
| Cash flows from financing activities | | |
| Capital contributions | 10,000 | - |
| Distributions paid | (45,000) | - |
| Net cash used by financing activities | (35,000) | - |
| Net increase in cash | 28,597 | 1,373 |
| Cash - beginning of year | 20,294 | 18,921 |
| Cash - end of year | $ 48,891 | $ 20,294 |

**Supplemental disclosures of cash flows information:**

| | | |
|---|---|---|
| Cash paid during the year for: | | |
| Interest | $ - | $ - |
| Income taxes | - | - |

The accompanying notes are an integral part of the financial statements.

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Business: First Ivy Capital Markets, LLC (the "Company") is a limited purpose broker/dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Act"). In addition, on September 25, 2003 they became registered with the National Association of Securities Dealers, Inc. (the "NASD").

The principal activities of the Company are to provide investment banking and related financial advisory and consulting activities to its clients which may include prospective issuers and purchasers of securities and may include activities as acting as a finder or placement agent in securities issuances. The Company also provides investment banking and related financial advisory and consulting services in connection with the structuring of financing, refinancing, recapitalization, and restructuring transactions.

Cash: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes: Through April 20, 2007, the Company was treated as a partnership for federal income tax purposes and did not incur income taxes. On that date, a related limited liability company became the sole member of the Company, at which time the Company became a disregarded entity for income tax purposes (see Note 4). Since all earnings during the year ended December 31, 2007 are included in the tax returns of the members and taxed depending on their tax situation, the financial statements do not reflect a provision for income taxes.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for the year ended December 31, 2003 and thereafter. At December 31, 2007, the Company had net capital of $41,591, which was $36,591 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.18 to 1. At December 31, 2006, the Company had net capital of $11,419, which was $6,419 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.78 to 1.

Note 3 - Related Party Transactions

The Company has a three-year reimbursement agreement with another entity in which the Company's sole member has a controlling interest. The Company is required to reimburse this entity for use of their facilities and for the services of designated personnel. During the years ended December 31, 2007 and 2006, the Company incurred $11,125 and $12,837, respectively, with the related entity for these expenses. As of December 31, 2007 and 2006 the Company was indebted to this entity in the amounts of $2,550 and $7,500 respectively, for these expenses. This amount is included in accounts payable in the Statements of Financial Condition.

During the years ended December 31, 2007 and 2006, the Company earned and received income in the amounts of $62,500 and $25,000 respectively, from related parties.

During the year ended December 31, 2006, the Company paid $6,099 on behalf of a nonresident member for his share of the Company's income at the respective state's tax rate. This amount was repaid during the year ended December 31, 2006.

Note 4 – Recapitalization Agreement

On April 20, 2007, a recapitalization agreement was executed between the Company and its members, whereby each existing member returned all of its Class A membership interests (100 Class A interests in total) to the Company's treasury, and a related limited liability company, as the new single member, received 100 Class B membership interests.

Note 5 – Subsequent Events

During February 2008, the Company received communication from the Securities and Exchange Commission (SEC) concerning violations of the rules promulgated under the Securities Exchange Act of 1934 and by the Financial Industry Regulatory Authority (FINRA). This communication was brought to the Company's attention for immediate corrective action, without regard to any other action that the SEC may take, or require to be taken as a result of the examination. The Company has taken immediate corrective action and provided the SEC with a written response outlining these actions.

## Schedule I

## First Ivy Capital Markets, LLC

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## As of December 31, 2007

| | | |
|---|---|---|
| Net Capital | | |
| Total member's equity | $ | 46,578 |
| Deduct member's equity not allowable for net capital | | - |
| Total member's equity qualified for net capital | | 46,578 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Prepaid expenses | | 4,987 |
| Net capital before haircuts on securities positions (tentative net capital) | | 41,591 |
| Haircuts on securities | | - |
| Net capital | $ | 41,591 |
| Aggregate indebtedness | | |
| Items included in statement of financial condition: | | |
| Accounts payable | $ | 2,550 |
| Accrued expenses | | 4,750 |
| Total aggregate indebtedness | $ | 7,300 |
| Computation of basic net capital requirement | | |
| Minimum net capital required: | | |
| Company | $ | 5,000 |
| Total | $ | 5,000 |
| Excess net capital | $ | 36,591 |
| Ratio: Aggregate indebtedness to net capital | | 0.18 |

**There are no material differences from the company's computation.**
**A reconciliation is not necessary pursuant to rule 17a-5(d)(4).**

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
(201) 652-4040
FAX: (201) 652-0401

To the Member of
First Ivy Capital Markets, LLC
Montvale, NJ 07645

In planning and performing our audits of the financial statements of First Ivy Capital Markets, LLC (the Company), as of and for the years ended December 31, 2007 and 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of a significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, CPAs
Ridgewood, NJ
February 26, 2008

END